UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is furnished in relation to the Registrant.  It contains as exhibits the following documents to be incorporated by reference in Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-3 (file no. 333-132936).

Exhibit
99.1

Form of Terms Agreement dated April 1, 2008 by and among Credit Suisse, acting through its Nassau branch, Credit Suisse Securities (USA), LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nuveen Investments, LLC, relating to the offer and sale of Credit Suisse’s ELEMENTS Linked to the MLCX Precious Metals Plus Index — Total Return due April 10, 2023.

99.2

Form of Terms Agreement dated April 1, 2008 by and among Credit Suisse, acting through its Nassau branch, Credit Suisse Securities (USA), LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nuveen Investments, LLC, relating to the offer and sale of Credit Suisse’s ELEMENTS Linked to the MLCX Livestock Index — Total Return due April 10, 2023.

99.3

Form of Terms Agreement dated April 1, 2008 by and among Credit Suisse, acting through its Nassau branch, Credit Suisse Securities (USA), LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nuveen Investments, LLC, relating to the offer and sale of Credit Suisse’s ELEMENTS Linked to the Credit Suisse Global Warming Index, Exchange Series due April 10, 2023.

99.4

Form of Terms Agreement dated April 2, 2008 by and among Credit Suisse, acting through its Nassau branch, Credit Suisse Securities (USA), LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nuveen Investments, LLC, relating to the offer and sale of Credit Suisse’s ELEMENTS Linked to the MLCX Gold Index — Total Return due April 10, 2023.

99.5	Form of Note for Credit Suisse’s ELEMENTS Linked to the MLCX Precious Metals Plus Index — Total Return due April 10, 2023.

99.6	Form of Note for Credit Suisse’s ELEMENTS Linked to the MLCX Livestock Index — Total Return due April 10, 2023.

99.7	Form of Note for Credit Suisse’s ELEMENTS Linked to the Credit Suisse Global Warming Index, Exchange Series due April 10, 2023.

99.8	Form of Note for Credit Suisse’s ELEMENTS Linked to the MLCX Gold Index — Total Return due April 10, 2023.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE
(Registrant)

Date: April 4, 2008	By:	/s/ Grace Koo
		Name:	Grace Koo
		Title:	Authorized Officer

	By:	/s/ Sharon O’Connor
		Name:	Sharon O’Connor
		Title:	Authorized Officer